Item 77C  Deutsche Multi-Market Income Trust

Shareholder Meeting Results


The Annual Meeting of Shareholders (the
"Meeting") of Deutsche Multi-Market Income Trust
(the "Fund") was held on September 30, 2016. At the close of business on July 20, 2016, the record date for the determination of shareholders entitled to vote at the Meeting, there were issued and outstanding 22,393,261.76 shares of the Fund's beneficial interest, each share being entitled to one vote, constituting all of the Fund's outstanding voting securities. At the Meeting, the holders of 11,974,719 shares of the Fund's beneficial interest were represented in person or by proxy, constituting a quorum. The following matters were voted upon by the shareholders of the Fund.

1.	To elect four Class II Trustees to the Board of
Trustees of the Fund.

A majority of shares outstanding and entitled to vote were required to elect a Trustee (e.g., at least 11,196,631 shares).

None of the nominees received a sufficient number of votes to be elected. Therefore each of the four incumbent Class II Trustees (Henry P.
Becton, Jr., Paul K. Freeman, William
McClayton, and Jean Gleason Stromberg) will continue to serve as a Class II Trustee until 2019 and until such time as his or her successor is elected and qualifies. The resulting votes are presented below:
      N
umber
of
Votes:

For
Withheld
Henry P.
Becton, Jr.
5,036,407
583,610
Paul K.
Freeman
5,158,722
461,294
William
McClayton
5,033,761
586,255
Jean Gleason
Stromberg
5,148,987
471,030
Arthur D.
Lipson
6,229,094
125,608
Robert
Ferguson
6,227,803
126,900
Matthew S.
Crouse
6,215,728
138,974
Neil R. Chelo
6,216,428
138,724

John W. Ballantine, Dawn-Marie Driscoll, Keith R.
Fox, Kenneth C. Froewiss, Richard J. Herring,
Rebecca W. Rimel and William N. Searcy, Jr. are each a Class I or Class III Trustee whose term of office continued after the meeting.

On October 5, 2016, Western Investment LLC
("Western") filed a shareholder action in the Massachusetts Superior Court for Suffolk County
(the "Court") asserting both direct and derivative claims against and on behalf of the Fund, and against the Trustees of the Fund in connection with the contested election of Trustees at the Meeting. In its complaint, Western seeks, among other things, declaratory and injunctive relief (i) declaring the Fund's by-law requiring trustees to be elected by a majority of outstanding shares inapplicable to contested elections and (ii) compelling the Fund to seat Western's nominees on the Fund's Board. On
November 3, 2016, the Court denied Western's motion for a preliminary injunction. On November
23, 2016, the Fund and the Trustees filed a motion to dismiss all of Western's claims and a hearing on the motion to dismiss was held on December 22, 2016.

2.	To consider a shareholder proposal requesting
that the Board of Trustees of the Fund take the necessary steps to declassify the Board.

Approval of the proposal required the
affirmative vote of a majority of the shares of the Fund outstanding and entitled to vote on the proposal (e.g., at least 11,196,631 shares). The proposal was not approved. The resulting votes are presented below:

      Number
of Votes:
For
Against
Abstain
8,649,157
2,955,645
369,914